MR

14047804

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

SEC FILE NUMBER
8-14609

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Lincoln Financial Securities Corporation**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Granite Place
(No. and Street)

Concord, New Hampshire 03301
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elizabeth F. Conover (336) 691-3153
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

One Commerce Square, Suite 700, 2005 Market Street Philadelphia, PA 19103
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Consolidated Financial Statements and Supplementary Information

Lincoln Financial Securities Corporation
Years Ended December 31, 2013 and 2012
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP

Building a better
working world

OATH OR AFFIRMATION

I, Elizabeth F. Conover, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lincoln Financial Securities Corporation, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Elizabeth F Conover
Signature

AVP and Interim Chief Financial Officer
Title

ROBYN E HICKS
NOTARY PUBLIC
GUILFORD COUNTY, NC

Robyn E. Hicks Expires 03/05/2016
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

3/21/14

Lincoln Financial Securities Corporation

Consolidated Financial Statements and Supplementary Information

Years Ended December 31, 2013 and 2012

Contents

EY
Building a better working world

Ernst & Young LLP
One Commerce Square
Suite 700
2005 Market Street
Philadelphia, PA 19103

Tel: +1 215 448 5000
Fax: +1 215 448 4069

Report of Independent Registered Public Accounting Firm

The Board of Directors
Lincoln Financial Securities Corporation

We have audited the accompanying consolidated financial statements of Lincoln Financial Securities Corporation (an indirect, wholly owned subsidiary of Lincoln National Corporation) (the Company), which comprise the consolidated statements of financial condition as of December 31, 2013 and 2012, and the related consolidated statements of income, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

EY
Building a better working world

Ernst & Young LLP
One Commerce Square
Suite 700
2005 Market Street
Philadelphia, PA 19103

Tel: +1 215 448 5000
Fax: +1 215 448 4069

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lincoln Financial Securities Corporation as of December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst + Young LLP

February 26, 2014

Lincoln Financial Securities Corporation

Consolidated Statements of Financial Condition

	December 31	
	2013	**2012**
Assets		
Cash and invested cash	**$ 14,335,937**	$ 13,705,404
Cash segregated for regulatory purposes	**8,000,000**	2,916,500
Commissions and fees receivable	**8,618,009**	7,745,415
Due from affiliates	**504,858**	1,800,791
Deferred tax asset	**1,766,853**	2,236,609
Prepaid expenses	**–**	55,000
Other assets	**14,206,910**	954,248
Net property and equipment (accumulated depreciation: 2013 – $0)	**1,271,607**	–
Total assets	**$ 48,704,174**	$ 29,413,967
Liabilities and stockholder's equity		
Liabilities:		
Payable to vendors	**$ 440,095**	$ 125,633
Due to affiliates	**4,124,067**	3,909,825
Accrued commissions	**7,397,118**	6,550,525
Accrued compensation and benefits	**15,526**	302,374
Other liabilities	**15,271,809**	1,867,369
Total liabilities	**27,248,615**	12,755,726
Stockholder's equity:		
Common stock – $1 par value; 100,000 shares authorized; 50,000 shares issued and outstanding	**50,000**	50,000
Additional paid-in capital	**28,730,325**	28,730,325
Accumulated deficit	**(7,324,766)**	(12,122,084)
Total stockholder's equity	**21,455,559**	16,658,241
Total liabilities and stockholder's equity	**$ 48,704,174**	$ 29,413,967

See accompanying notes.

Lincoln Financial Securities Corporation

Consolidated Statements of Income

	Year Ended December 31 2013	2012
Revenues:		
Commissions and fees from third parties	**$ 98,215,190**	$ 98,584,693
Commissions and fees from affiliates	**11,845,501**	11,150,161
Other	**5,751,247**	5,019,678
Interest	**23,681**	115,556
Total revenues	**115,835,619**	114,870,088
Expenses:		
Commissions and agency expenses	**98,671,939**	99,419,668
Salaries, wages, and benefits	**8,379,446**	9,876,922
Other general and administrative expenses	**1,429,595**	7,162,384
Total expenses	**108,480,980**	116,458,974
Income (loss) before income tax expense	**7,354,639**	(1,588,886)
Income tax expense (benefit)	**2,557,321**	(109,629)
Net income (loss)	**$ 4,797,318**	$ (1,479,257)

See accompanying notes.

Lincoln Financial Securities Corporation

Consolidated Statements of Changes in Stockholder's Equity

	Year Ended December 31	
	2013	**2012**
Common stock:		
Balance as of beginning and end of year	**$ 50,000**	$ 50,000
Additional paid-in capital:		
Balance as of beginning and end of year	**28,730,325**	28,730,325
Accumulated deficit:		
Balance as of beginning of year	**(12,122,084)**	(10,642,827)
Net income (loss)	**4,797,318**	(1,479,257)
Balance as of end of year	**(7,324,766)**	(12,122,084)
Total stockholder's equity as of end of year	**$ 21,455,559**	$ 16,658,241

See accompanying notes.

Lincoln Financial Securities Corporation

Consolidated Statements of Cash Flows

	Year Ended December 31	
	2013	**2012**
Operating activities		
Net income (loss)	**$ 4,797,318**	$ (1,479,257)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Change in deferred tax asset	**469,756**	856,691
Change in cash segregated for regulatory purposes	**(5,083,500)**	(1,557,000)
Change in commissions and fees receivable	**(872,594)**	(929,168)
Change in due from affiliates	**1,295,933**	2,133,219
Change in prepaid expenses	**55,000**	–
Change in other assets	**(13,252,662)**	1,343,156
Change in payable to vendors	**314,462**	(5,141)
Change in due to affiliates	**214,242**	(49,504)
Change in accrued commissions	**846,593**	726,251
Change in accrued compensation and benefits	**(286,848)**	(68,936)
Change in other liabilities	**13,404,440**	(5,479,038)
Net cash provided by (used in) operating activities	**1,902,140**	(4,508,727)
Investing activities		
Purchase of property and equipment	**(1,271,607)**	–
Net cash used in investing activities	**(1,271,607)**	–
Net increase (decrease) in cash and invested cash	**630,533**	(4,508,727)
Cash and invested cash as of beginning of year	**13,705,404**	18,214,131
Cash and invested cash as of end of year	**$ 14,335,937**	$ 13,705,404
Supplemental disclosure of cash flow information		
Income tax refunds	**$ 142,837**	$ 2,494,588

See accompanying notes.

1. Nature of Operations, Basis of Presentation, and Summary of Significant Accounting Policies

Nature of Operations

Lincoln Financial Securities Corporation (LFS or the Company, which also may be referred to as "we," "our", or "us") is a registered broker-dealer and investment advisor engaged principally in the distribution of securities, including certain mutual funds, limited partnerships, and equity and fixed income securities. LFS is licensed to engage in broker-dealer and investment advisor activity throughout the United States. Our wholly owned subsidiary, Allied Professional Advisors (APA) provides investment advisory services through its investment advisory representatives and registered representatives of LFS. LFS is a wholly owned subsidiary of Lincoln National Corporation (LNC).

Basis of Presentation

The accompanying consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (GAAP). Certain GAAP policies, which significantly affect the determination of financial position, results of operations, and cash flows, are summarized below.

Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of LFS and its wholly owned subsidiary, APA. All intercompany accounts and transactions have been eliminated in consolidation.

The Company and other affiliated entities that provide services to the Company are under common ownership and management control. The existence of this control could result in the Company's operating results or financial position being significantly different from those that would have been obtained if the Company were autonomous.

1. Nature of Operations, Basis of Presentation, and Summary of Significant Accounting Policies (continued)

Accounting Estimates and Assumptions

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Those estimates are inherently subject to change, and actual results could differ from those estimates.

Cash and Invested Cash

Cash and invested cash is carried at cost, and includes all highly liquid investments purchased with an original maturity of three months or less. Cash of $8,000,000 and $2,916,500 as of December 31, 2013 and 2012, respectively, has been segregated in a special restricted bank account for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

Commission Revenue and Expense

Commission revenue for customer securities transactions and related commission expenses are recorded on a settlement-date basis, which does not deviate materially from a trade-date basis. Asset-based revenue and related commission expenses are recorded as earned based on a contractual percentage of customer deposits. Wrap fee income, also referred to as assets under management fee income, is received one-quarter in arrears on a number of programs in which LFS participates. An accrual is recorded for fee income, and a corresponding accrual is recorded for the commission expense to be paid based on the fee income.

Income Taxes

LNC files a U.S. consolidated income tax return that includes all eligible subsidiaries, including LFS. Pursuant to an intercompany tax-sharing agreement with LNC, LFS provides for income taxes on a separate return filing basis. The tax-sharing agreement also provides that LFS will receive benefit for net operating losses, capital losses, and tax credits, which may not be usable on a separate return basis to the extent such items may be utilized in the consolidated federal income tax returns of LNC.

1. Nature of Operations, Basis of Presentation, and Summary of Significant Accounting Policies (continued)

Deferred income taxes are recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to the extent required. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary and, if so, the amount of such valuation allowance. See Note 3 for additional information.

Revenues, Expenses, Other Assets, and Other Liabilities related to AdviceNext℠

As discussed in Note 2, the Company entered into an agreement with the Company's clearing provider to launch *AdviceNext℠*. The agreement provides for business development credits that are received by the Company from the clearing provider upon execution of the contract, and achievement of certain time or performance milestones, as specified in the contract. The business development credits are recorded as deferred revenue, and are being recognized over the contract period in other income on the Consolidated Statements of Income.

The launch of *AdviceNext℠* results in incremental and identifiable costs that are directly related to the acquisition of the agreement with the clearing provider. These costs have been capitalized, and will be amortized over the contract period in other general and administrative expenses on the Consolidated Statements of Income.

Property and Equipment

Property and equipment owned for company use is carried at cost less allowances for depreciation. Provisions for depreciation are computed on the straight-line method over the estimated useful lives of the assets. As of December 31, 2013, there were capitalized internal use software development costs of $1,271,607 related to *AdviceNext℠*. See Note 2 for additional information. There was no accumulated depreciation for the year ended December 31, 2013, as the entire balance was work-in-progress.

1. Nature of Operations, Basis of Presentation, and Summary of Significant Accounting Policies (continued)

Deferred Compensation

Certain LFS registered representatives participate in a deferred compensation plan sponsored and administered by LNC. LFS is allocated appropriate expenses related to the plan by LNC. LFS reports current period expense in salaries, wages, and benefits on the Consolidated Statements of Income, with the liability in accrued compensation and benefits on the Consolidated Statements of Financial Condition.

Loans to Registered Representatives

LFS has a loan program to attract top-producing representatives to join the sales network. Assuming the producers can generate gross dealer concessions (GDC) in excess of a contracted amount, LFS will advance the representative a specified dollar amount that will be forgiven over the life of the loan (typically three to seven years). The executed contract for each loan stipulates annual GDC requirements that must be met in order for that year's proportion of the loan to be waived. Alternatively, if at the end of the contract period, the cumulative GDC production is equal to or in excess of the aggregate contract requirement, the entire balance of the loan will be waived. The net loan receivable is reported in other assets on the Consolidated Statements of Financial Condition.

2. Launch of *AdviceNext*^{SM}

Effective September 30, 2013, Lincoln Financial Network (LFN), the retail wealth management affiliate of LNC and the marketing name for LFS and Lincoln Financial Advisors Corporation (LFA), a broker-dealer affiliate, entered into an agreement with LFN's clearing provider to launch *AdviceNext*^{SM}, a new integrated offering that optimizes the delivery of the firm's practice resources, tools, and technology to advisors. This initiative requires a significant, multi-year investment, and is also being supported by significant platform investment by the Company's clearing provider.

The agreement provides for business development credits that are received by the Company from the clearing provider upon execution of the contract, and achievement of certain time or performance milestones, as specified in the contract. The agreement also provides for the repayment of the business development credits under certain circumstances, including if LFN does not meet minimum client account asset levels or if LFN terminates the contract prior to its

2. Launch of *AdviceNext*[SM] (continued)

contractual end date, September 30, 2025. LFN allocated the business development credits to LFS and LFA accordingly. LFS was allocated $13,890,000 in business development credits and received $4,800,000 in 2013. LFS reports the remaining $9,090,000 in business development credits receivable in other assets on the Consolidated Statements of Financial Condition. The business development credits are recorded as deferred revenue, and will be recognized over the contract period. LFS recognized $289,063 in revenue related to the business development credits in 2013, and as of December 31, 2013, reported $13,600,937 of deferred revenue in other liabilities on the Consolidated Statements of Financial Condition.

The launch of *AdviceNext*[SM] results in incremental and identifiable costs that are directly related to the acquisition of the agreement with the clearing provider, that would not have been incurred but for the acquisition of the agreement, and qualify for capitalization. LFS capitalized $4,103,583 in costs in 2013, which will be amortized over the contract period. LFS amortized $100,788 in costs in 2013. LFS expects the total incremental and identifiable costs incurred to launch *AdviceNext*[SM] to approximate the business development credits provided by the Company's clearing provider.

In addition to the capitalized costs described above, the Company capitalized $1,271,607 of internal use software development costs related to *AdviceNext*[SM]. There was no accumulated depreciation for the year ended December 31, 2013, as the entire balance was work-in-progress.

3. Income Taxes

The income tax expense (benefit) was as follows:

	Year Ended December 31	
	2013	**2012**
Federal income tax expense (benefit):		
Current	**$ 2,125,157**	$ (1,172,236)
Deferred	**469,756**	301,792
Federal income tax expense (benefit)	**2,594,913**	(870,444)
State income tax (benefit) expense:		
Current	**(37,592)**	205,916
Deferred	**–**	554,899
State income tax (benefit) expense	**(37,592)**	760,815
Total income tax expense (benefit)	**$ 2,557,321**	$ (109,629)

3. Income Taxes (continued)

A reconciliation of the effective tax rate differences was as follows:

	Year Ended December 31	
	2013	**2012**
Tax rate times pretax income (loss)	**$ 2,574,124**	$ (556,110)
Effect of:		
State tax (benefit) expense	**(24,435)**	494,530
Permanent adjustments	**7,632**	144
Other items	**–**	5,630
True-up of federal benefit of state deferred tax	**–**	(53,823)
Income tax expense (benefit)	**$ 2,557,321**	$ (109,629)
Effective tax rate	**34.77%**	6.90%

The effective tax rate is the ratio of tax expense (benefit) over pretax income (loss).

The 2012 state tax expense is primarily generated from adjustments on state tax related to prior periods. The 2012 effective tax rate is not meaningful as a result of the state adjustments.

The income tax asset (liability) was as follows:

	Year Ended December 31	
	2013	**2012**
Federal income tax asset (liability):		
Current	**$ (1,370,336)**	$ 1,350,374
Deferred	**1,766,853**	2,236,609
Federal income tax asset	**396,517**	3,586,983
State income tax asset:		
Current	**483,503**	243,920
Deferred	**–**	–
State income tax asset	**483,503**	243,920
Total current income tax receivable (payable)	**(886,833)**	1,594,294
Total deferred income tax asset	**$ 1,766,853**	$ 2,236,609

3. Income Taxes (continued)

Significant components of our deferred tax assets and liabilities were as follows:

	Year Ended December 31	
	2013	**2012**
Deferred tax assets		
Net operating loss carryforward	**$ 1,860,847**	$ 1,782,486
Amortization of transition loans	–	253,451
Accrued liabilities	**74,505**	156,686
Other	**581**	44,921
Total deferred tax assets	**1,935,933**	2,237,544
Deferred tax liabilities		
Total deferred tax liabilities	**169,080**	935
Net deferred tax assets	**$ 1,766,853**	$ 2,236,609

Current federal income taxes payable are included in due to affiliates on the Consolidated Statements of Financial Condition. Current state income taxes receivable are included in other assets on the Consolidated Statements of Financial Condition.

The Company is required to establish a valuation allowance for any gross deferred tax assets that are unlikely to reduce taxes payable in future years' tax returns. At December 31, 2013 and 2012, the Company concluded that it was more likely than not that its gross deferred tax assets will reduce taxes payable in future years; therefore, no valuation allowance was necessary. The LNC consolidated group is subject to annual tax examinations from the Internal Revenue Service ("IRS") and state taxing jurisdictions. We do not anticipate that any adjustments that might result from such audits would be material to our results of operations or financial condition. The LNC consolidated group is currently under audit by the IRS for years 2009, 2010, and 2011.

As of December 31, 2013, LFS had a net operating loss carryforward of $1,860,847, which will expire in 2031.

There are no uncertain tax positions related to the Company in the current year.

4. Agreements and Transactions with Affiliates

In order to be compliant with the Financial Industry Regulatory Authority (FINRA) rules regarding proper expense recognition and expense-sharing agreements, and to better match expenses with related securities revenue, LFS has entered into various cost-sharing agreements with affiliates. Salary, benefit, and travel (HR) costs for a number of affiliate employees who provide substantial service to LFS have been identified and allocated to LFS. LFS employees have also been identified who provide substantial service to affiliates for which HR costs were allocated from LFS to those affiliates. The net impact to LFS in this effort was an expense reimbursement of $34,164 and $33,348 in 2013 and 2012, respectively, which is reported primarily in salaries, wages, and benefits expense on the Consolidated Statements of Income.

Service charges are allocated to LFS by certain affiliates under common LNC control for corporate and administrative services, and broker-dealer management and operation expenses pursuant to Master Services Agreements. Service charges for corporate and administrative services include, but are not limited to, costs related to human resource administration, print and distribution, legal services, compliance, information technology, and communication services. Total affiliate corporate and administrative service charge allocations were $3,331,280 and $3,956,902 in 2013 and 2012, respectively, which is reported in the operating and administrative line items on the Consolidated Statements of Income. Total broker-dealer management and operation expense allocations were $9,935,069 and $19,315,986 in 2013 and 2012, respectively, which is reported in the operating and administrative line items on the Consolidated Statements of Income.

5. Contingencies

Regulatory and Litigation Matters

Regulatory bodies, such as the Securities and Exchange Commission (SEC), FINRA, and other regulatory bodies regularly make inquiries and conduct examinations or investigations concerning our compliance with, among other things, securities laws, laws governing the activities of broker-dealers, and registered investment advisors.

LFS is involved in various pending or threatened legal or regulatory proceedings arising from the conduct of business both in the ordinary course and otherwise. In some of the matters, very large and/or indeterminate amounts, including punitive and treble damages, are sought. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages or other relief. Jurisdictions may permit claimants not to specify the monetary damages sought or

5. Contingencies (continued)

may permit claimants to state only that the amount sought is sufficient to invoke the jurisdiction of the trial court. In addition, jurisdictions may permit plaintiffs to allege monetary damages in amounts well exceeding reasonably possible verdicts in the jurisdiction for similar matters. This variability in pleadings, together with our actual experiences in litigating or resolving through settlement numerous claims over an extended period of time, demonstrates to management that the monetary relief which may be specified in a lawsuit or claim bears little relevance to its merits or disposition value.

Due to the unpredictable nature of litigation, the outcome of a litigation matter, and the amount or range of potential loss at particular points in time, is normally difficult to ascertain. Uncertainties can include how fact finders will evaluate documentary evidence, and the credibility and effectiveness of witness testimony, and how trial and appellate courts will apply the law in the context of the pleadings or evidence presented, whether by motion practice, or at trial or on appeal. Disposition valuations are also subject to the uncertainty of how opposing parties and their counsel will themselves view the relevant evidence and applicable law.

We establish liabilities for litigation and regulatory loss contingencies when information related to the loss contingencies shows both that it is probable that a loss has been incurred, and the amount of the loss can be reasonably estimated. It is possible that some matters could require us to pay damages or make other expenditures, or establish accruals in amounts that could not be estimated as of December 31, 2013. While the potential future charges could be material in the particular quarterly or annual periods in which they are recorded, based on information currently known by management, management does not believe any such charges are likely to have a material adverse effect on LFS's financial position.

For some matters, the Company is able to estimate a reasonably possible range of loss. For such matters in which a loss is probable, an accrual has been made. For such matters where a loss is believed to be reasonably possible, but not probable, no accrual has been made. For other matters, we are not currently able to estimate the reasonably possible loss or range of loss. We are often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from other parties and investigation of factual allegations, rulings by the court on motions or appeals, analysis by experts, and the progress of settlement negotiations. On a quarterly and annual basis, we review relevant information with respect to litigation contingencies, and update our accruals, disclosures, and estimates of reasonably possible losses or ranges of loss based on such reviews.

6. Net Capital Requirements

LFS is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined by Rule 15c3-1, may not exceed 15 to 1.

	Year Ended December 31	
	2013	**2012**
Minimum net capital requirement	**$ 1,816,574**	$ 850,382
Net capital	**11,704,726**	10,451,332
Excess net capital	**$ 9,888,152**	$ 9,600,950
Aggregate indebtedness	**$ 27,248,615**	$ 12,755,726
Ratio of aggregate indebtedness to net capital	**2.33 to 1**	1.22 to 1

7. Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through the date the financial statements were issued.

Supplementary Information

Lincoln Financial Securities Corporation

Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934

December 31, 2013

Computation of net capital	
Consolidated stockholder's equity	$ 21,455,559
Less non-allowable assets:	
Commissions and fees receivable	1,030,158
Due from affiliates	504,858
Deferred tax asset	1,766,853
Other assets	4,916,910
Net property and equipment	1,271,607
Total non-allowable assets	9,490,386
Other deductions	4,447
Net capital before haircuts on securities positions	11,960,726
Haircuts on securities	256,000
Net capital	$ 11,704,726
Computation of aggregate indebtedness	
Total aggregate indebtedness	$ 27,248,615
Ratio aggregate indebtedness to net capital	2.33 to 1
Computation of basic net capital requirements	
Net capital requirement (greater of 6 2/3% of aggregate indebtedness or $250,000)	$ 1,816,574
Excess net capital	$ 9,888,152
Net capital less the greater of 10% aggregate indebtedness or 120% of $250,000	$ 8,979,864

No material differences exist between the above computation and the computation included in the Company's corresponding amended unaudited Form X-17A-5, Part II filing as of December 31, 2012, submitted on February 24, 2014.

Lincoln Financial Securities Corporation

Schedule II – Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934

December 31, 2013

Credit balances	
Free credit and other credit balances	$ 3,895,048
Total credit items	3,895,048
Debit balances	
Secured customer debit balances	–
Less 1%	–
Total debit items	–
Excess of total credits over total debits	$ 3,895,048
Amount held on deposit in "Reserve Bank Account" at end of reporting period	$ 8,000,000
Amount of deposit made on January 3, 2014	$ 2,000,000
New amount in "Reserve Bank Account" after adding deposit	$ 10,000,000

No material differences exist between the above computation and the computation included in the Company's corresponding amended unaudited Form X-17A-5, Part II filing as of December 31, 2013, submitted on February 24, 2014.

Lincoln Financial Securities Corporation

Schedule III – Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934

December 31, 2013

Market valuation and number of items:

1. Customers' fully paid securities and excess margin securities not in LFS's possession or control as of December 31, 2012 (for which instructions to reduce to possession or control had been issued), but for which the required action was not taken by LFS within the time frames specified under Rule 15c3-3.	$ –
A. Number of items.	–
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2012, excluding items arising from "temporary lags that result from normal business operations" as permitted under Rule 15c3-3.	$ –
B. Number of items.	–

Supplementary Report

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Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
Lincoln Financial Securities Corporation

In planning and performing our audit of the consolidated financial statements of Lincoln Financial Securities Corporation (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), including the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

EY

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This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 26, 2014

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Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management
Lincoln Financial Securities Corporation

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Lincoln Financial Securities Corporation (the "Company"), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Lincoln Financial Securities Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period from January 1, 2013 through December 31, 2013. Lincoln Financial Securities Corporation's management is responsible for Lincoln Financial Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with evidence of cash disbursement record entries, including copies of executed wire transfers.

   We compared the amount in line 2B. from page 1 of the Form SIPC-7 to the amount of outgoing wire transfer transaction number 13730C3258O51K63 made payable to SIPC on July 30, 2013, and found them to be in agreement.

   We compared the amount in line 2G. from page 1 of the Form SIPC-7 to the amount of the outgoing wire transfer transaction number 14220A5118040194 made payable to SIPC on February 21, 2014, and found them to be in agreement.

2. Compared the amounts reported on the FOCUS reports for the fiscal periods from January 1, 2013 through December 31, 2013 with the amounts reported in Form SIPC-7 for the period from January 1, 2013 through December 31, 2013.

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Ernst & Young LLP
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We performed the following procedures related to the amounts derived directly from the FOCUS reports as reported on the Form SIPC-7:

Form SIPC-7 Line Item	Procedure
2a.Total Revenue	We agreed the amount of total revenue from the Form SIPC-7 to the sum of the amounts found on line 12/Part IIA Line 9, Code 4030 from the Company's FOCUS reports filed for the periods January 1, 2013 through March 31, 2013, April 1, 2013 through June 30, 2013, July 1, 2013 through September 30, 2013, and October 1, 2013 through December 31, 2013 without exception.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   We performed the following procedures related to the adjustments on the Form SIPC-7:

Form SIPC-7 Line Item	Procedure
2c. Deductions: (1)	We agreed the amount on line 2c.(1) on page 2 of the Form SIPC-7 to a schedule prepared by the Company entitled "Lincoln Financial Securities Corp. Earnings Summary," which is derived from the accounting records used to prepare the FOCUS reports filed for the periods January 1, 2013 through March 31, 2013, April 1, 2013 through June 30, 2013, July 1, 2013 through September 30, 2013, and October 1, 2013 through December 31, 2013.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   We proved the arithmetical accuracy of the calculations reflected in the Form SIPC-7, filed with our report, and on the related supporting schedules and working papers supporting the adjustments, without exception.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period from January 1, 2013 through December 31, 2013. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

EY
Building a better working world

Ernst & Young LLP
One Commerce Square
Suite 700
2005 Market Street
Philadelphia, PA 19103

Tel: +1 215 448 5000
Fax: +1 215 448 4069

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 25, 2014

Ernst + Young LLP